      As filed with the Securities and Exchange Commission on June 2, 1997
                                       Registration Statement No. 333-_________

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM S-3

                             ----------------------

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                        MILLENNIUM PHARMACEUTICALS, INC.

             (Exact name of registrant as specified in its charter)

                             ----------------------


             DELAWARE                                    04-3177038
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or organization)

                               640 MEMORIAL DRIVE
                         CAMBRIDGE, MASSACHUSETTS 02139
                        (Address, including zip code, and
                     telephone number, including area code,
                            of registrant's principal
                               executive offices)

                             ----------------------

                                  MARK J. LEVIN
                             CHIEF EXECUTIVE OFFICER
                        MILLENNIUM PHARMACEUTICALS, INC.
                               640 MEMORIAL DRIVE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 679-7000
                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)

                                    COPY TO:

                             DAVID E. REDLICK, ESQ.
                                HALE AND DORR LLP
                                 60 STATE STREET
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 526-6000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________.

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

          -------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                                    Proposed         Proposed
                                                      Amount        Maximum          Maximum
                                                       to be       Aggregate        Aggregate          Amount of
       Title of Shares to be Registered             Registered       Price       Offering Price(1)  Registration Fee
                                                                  Per Share(1)
------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per share........  5,301,571 shares   $15.1875        $80,517,610          $24,400
------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices of the Company's Common Stock on the Nasdaq National Market on May 27, 1997.


     THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

--------------------------------------------------------------------------------

PROSPECTUS

                        MILLENNIUM PHARMACEUTICALS, INC.

                                5,301,571 Shares

                                  Common Stock

                          ($0.001 par value per share)

                              ---------------------

     The 5,301,571 shares of common stock, $0.001 par value (the "Common Stock"), of Millennium Pharmaceuticals, Inc. (the "Company"), covered by this Prospectus are issued and outstanding shares which may be offered and sold, from time to time, by or on behalf of certain stockholders of the Company (the "Selling Stockholders"). Of the shares of Common Stock covered by this Prospectus, 4,783,688 shares (the "Acquisition Shares") were issued to certain of the Selling Stockholders on February 10, 1997 in connection with the acquisition by the Company of ChemGenics Pharmaceuticals Inc. ("ChemGenics"), 17,883 shares are issuable upon exercise of a warrant and are being registered by a Selling Stockholder pursuant to the exercise of registration rights by such Selling Stockholder (the "Warrant Shares") and 500,000 shares are being registered for certain Selling Stockholders pursuant to the exercise of registration rights by such Selling Stockholders (the "Registrable Shares" and with the Warrant Shares and the Acquisition Shares, the "Shares"). The Shares may be offered by the Selling Stockholders, or by their pledgees, donees, transferees or other successors in interest, from time to time on the Nasdaq National Market, in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION."

     The Company will not receive any of the proceeds from the sale of Shares covered by this Prospectus. The Company will bear certain expenses incurred in effecting the registration of the Shares. The Company and the Selling Stockholders have agreed to certain indemnification arrangements with respect to the Offering. See "PLAN OF DISTRIBUTION."

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "MLNM." On May 27, 1997, the closing sale price of the Common Stock on the Nasdaq National Market was $15.375 per share.

                             ----------------------

                 THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE
                OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ----------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------

               The date of this Prospectus is __________ __, 1997.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents through the Commission's Electronic Data Gathering, Analysis and Retrieval system (EDGAR). The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, supplements, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act") with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares, reference is made to the Registration Statement. Statements contained in this Prospectus regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission at prescribed rates.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

                    (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1996 and filed with the Commission on March 31, 1997;

                    (ii) The Company's Quarterly Report on Form 10-Q for the
                         quarter ended March 31, 1997 and filed with the Commission on May 15, 1997;

                    (iii) The Company's Current Report on Form 8-K, dated
                         February 10, 1997 and filed with the Commission on February 20, 1997 (as amended by a Form 8-K/A dated February 10, 1997 and filed with the Commission on April 18, 1997); and

                    (iv) The Company's Registration Statement on Form 8-A, as
                         filed with the Commission on April 26, 1996.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). All such requests shall be directed to: Millennium Pharmaceuticals, Inc., 640 Memorial Drive, Cambridge, Massachusetts 02139, Attention: Investor Relations Department, Telephone: (617) 679-7000.

                              ---------------------


               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     Certain statements in this Prospectus and in the documents incorporated herein constitute "forward-looking statements" within the meaning of Section 27A of the Act and Section 2B of the Exchange Act. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements. These factors include those set forth in "Risk Factors" herein.

                                   THE COMPANY

     Millennium Pharmaceuticals, Inc. ("Millennium" or the "Company") is engaged in the commercial application of genetics, genomics and bioinformatics to discover and develop a broad range of novel therapeutic and diagnostic products. Independently and in strategic alliances with leading pharmaceutical companies, the Company has focused its research efforts on identifying and elucidating the function of genes responsible for conditions and diseases (disease genes) that affect millions of individuals and that are underserved by current therapeutic alternatives. These efforts include obesity, type II diabetes, atherosclerosis, asthma, cancer, antibacterial and antifungal treatments, and diseases of the central nervous system. The Company's principal objective is to use its technology platform to enable and accelerate the discovery and development of new, proprietary therapeutic and diagnostic products capable of addressing these diseases at their root causes, rather than simply identifying and treating their symptoms.

     The Company is distinctive in the genomics industry in employing a comprehensive technology platform that couples multiple synergistic approaches for identifying disease genes with a broad set of bench and computational biology technologies for elucidating the function of these genes and their role in disease initiation and progression. This highly automated, computer-enhanced technology platform is designed to enable the Company and its strategic partners to rapidly convert the Company's gene discoveries into useful targets for drug discovery and pharmaceutical intervention. The Company believes that its discoveries will be valuable for the development of therapeutic products (including orally available small molecule drugs, therapeutic proteins, gene therapy and antisense drugs), diagnostic products and services and disease management programs for a wide range of diseases.

     In February 1997, the Company acquired ChemGenics Pharmaceuticals Inc. ("ChemGenics"), for 4,783,688 shares of Millennium's Common Stock. In addition, a principal shareholder of ChemGenics received $4.0 million in settlement of a promissory note and repurchase of warrants previously issued by ChemGenics. Upon such acquisition, ChemGenics became a wholly-owned subsidiary of Millennium. In May 1997, ChemGenics was merged into Millennium and ceased to be a separate Company. ChemGenics was a drug discovery company that applied two complementary technologies, Drug Discovery Genomics and Advanced Drug Selection Technologies, to key rate limiting steps in identifying new drugs.

         The Company has secured strategic partners for its most advanced disease research programs: Hoffmann-La Roche Inc. ("Roche") in obesity and type II diabetes; Eli Lilly and Company ("Lilly") in cardiovascular disease and select areas within oncology; Astra AB ("Astra") in inflammatory respiratory diseases; American Home Products ("AHP") in certain disorders of the central nervous system and human antibacterial infections; Pfizer, Inc. ("Pfizer") in human fungal infections; and with PerSeptive Biosystems, Inc. ("PerSeptive") where a substantial equity interest was exchanged for certain present and future rights to patents, technology and prototype equipment. The Company intends to pursue further strategic alliances as appropriate. The Company has retained substantial rights to develop and market certain diagnostic and therapeutic applications of the discoveries it makes in its funded strategic alliance research programs.

     Millennium is a Delaware corporation. The Company's principal executive offices are located at 640 Memorial Drive, Cambridge, Massachusetts, and its telephone number is (617) 679-7000.

                                  RISK FACTORS

     The Shares of Common Stock offered hereby include a high degree of risk. The following risk factors should be considered carefully in addition to the other information included or incorporated by reference in this Prospectus before purchasing the Shares offered hereby.

UNCERTAINTIES RELATING TO TECHNOLOGICAL APPROACHES OF THE COMPANY

     To date, the Company has not developed or commercialized any products based on its technological approaches. There can be no assurance that these approaches will enable the Company to successfully identify and characterize genes that predispose individuals to the diseases that are the principal focus of its disease research programs or to use any resulting information to develop molecular targets of utility for pharmaceutical product development. The Company's lead programs and development focus are primarily directed to complex polygenic and multifactorial diseases. There is limited scientific understanding generally relating to the role of genes in these diseases and relatively few products based on gene discoveries have been developed and commercialized. Accordingly, even if the Company is successful in identifying genes associated with specific diseases, there can be no assurance that its gene discoveries will lead to the development of therapeutic and diagnostic products. The Company's success will depend, in part, upon its ability to focus its research efforts on diseases that are suitable candidates for diagnostic and therapeutic products.

     The development of diagnostic and therapeutic products based on the Company's gene discoveries also will be subject to the risks of failure inherent in the development of products based on new technologies. These risks include the possibilities that any products based on these technologies will be found to be ineffective or toxic, or otherwise fail to receive necessary regulatory approvals; the products, if safe and effective, will be difficult to manufacture on a large scale or will be uneconomical to market; proprietary rights of third parties will preclude the Company or its strategic partners from marketing products; or third parties will market superior or equivalent products. As a result, there can be no assurance that the Company's research and development activities will result in any commercially viable products.

     Genomics, biotechnology and pharmaceutical technologies have undergone and are expected to continue to undergo rapid and significant change. The Company's future success will depend in large part on its ability to maintain a competitive position with respect to these technologies. Rapid technological developments by the Company or others may result in compounds, products or processes becoming obsolete before the Company recovers any expenses it incurs in connection with the development of such products.

HISTORY OF OPERATING LOSSES; ANTICIPATION OF FUTURE LOSSES

     Substantially all of the Company's resources have been, and will for the foreseeable future continue to be, dedicated to the development of the Company's technology and its application to discovering and elucidating the function of genes associated with major common diseases. To date, all of the Company's revenues have resulted from payments from strategic partners. The Company has not yet identified any lead compounds nor generated any products which have entered preclinical studies or generated any revenue. All of the Company's potential products and services will require significant research and development expenditures. It will be a number of years, if ever, before the Company recognizes revenue from sales or royalties.

     As of March 31, 1997, the Company had an accumulated deficit of approximately $105,562,000 (including a non-recurring charge of $83,800,000 for acquired in-process research and development related to the acquisition of ChemGenics). Even if the Company succeeds in developing a commercial product, the Company expects to incur losses for at least the next several years and that such losses will increase as the Company expands its research and development activities. To achieve profitability, the Company, alone or with others, must successfully discover genes associated with particular diseases and, thereafter, utilize such discoveries to develop products, conduct clinical trials, obtain required regulatory approvals and successfully manufacture, introduce and market such products. The time required to reach commercial revenue and profitability is highly uncertain and there can be no assurance that the Company will be able to achieve any such revenue and profitability on a sustained basis, if at all.

FUTURE CAPITAL REQUIREMENTS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company's comprehensive technological approach to developing products through the application of genomics has required that Millennium establish a substantial scientific infrastructure. The Company has consumed substantial amounts of cash to date and expects capital and operating expenditures to increase over the next several years as it expands its infrastructure and its research and development activities. The Company believes that existing cash and investment securities and anticipated cash flow from existing strategic alliances will be sufficient to support the Company's operations for at least the next 24 months. The Company's actual future capital requirements, however, will depend on many factors, including progress of its disease research programs, the number and breadth of these programs, achievement of milestones under strategic alliance arrangements, the ability of the Company to establish and maintain additional strategic alliance and licensing arrangements, and the progress of the development efforts of the Company's strategic partners. These factors also include the level of the Company's activities relating to commercialization rights it has retained in its strategic alliance arrangements, competing technological and market developments, the costs associated with collection of patient information and DNA samples, the costs involved in enforcing patent claims and other intellectual property rights and the costs and timing of regulatory approvals. The Company expects that it will require significant additional financing in the future, which it may seek to raise through public or private equity offerings, debt financings or additional strategic alliance and licensing arrangements. No assurance can be given that additional financing will be available when needed, or that, if available, such financing will be obtained on terms favorable to the Company or its stockholders. To the extent the Company raises additional capital by issuing equity securities, ownership dilution to stockholders will result. To the extent that the Company raises additional funds through strategic alliance and licensing arrangements, the Company may be required to relinquish rights to certain of its technologies or product candidates, or to grant licenses on terms that are not favorable to the Company, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. In the event that adequate funds are not available, the Company's business would be adversely affected.

RELIANCE ON STRATEGIC PARTNERS

     The Company's strategy for development and commercialization of diagnostic and therapeutic products based upon its gene discoveries depends upon the formation of various strategic alliances and licensing arrangements. The Company has entered into strategic alliances with Roche, Lilly, Astra, Pfizer and PBIO. There can be no assurance that the Company will be able to establish additional strategic alliance or licensing arrangements necessary to develop and commercialize products based upon the Company's disease research programs, that any such arrangements or licenses will be on terms favorable to the Company, or that the current or any future strategic alliances or licensing arrangements ultimately will be successful. The Company is dependent on its strategic partners for the preclinical study, clinical development, regulatory approval, manufacturing and marketing of products based on the results of these collaborative research programs. The agreements with these strategic partners allow them significant discretion in electing whether to pursue any of these activities. The Company cannot control the amount and timing of resources its strategic partners devote to the Company's programs or potential products. If any of the Company's strategic partners were to breach or terminate its agreement with the Company or otherwise fail to conduct its collaborative activities successfully in a timely manner, the preclinical or clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any such delay or termination could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company relies on its strategic partners for significant funding in support of its research operations. The Company would be required to devote additional internal resources to product development, or scale back or terminate certain development programs or seek alternative collaborative partners, if funding from one or more of its collaborative programs were reduced or terminated.

     Disputes may arise in the future with respect to the ownership of rights to any technology developed with strategic partners. These and other possible disagreements between strategic partners and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could require or result in litigation or arbitration, which could be time consuming and expensive, in which case it would have a material adverse effect on the Company's business, financial condition and results of operations.

     Generally, in each of its strategic alliances, the Company agrees not to conduct certain research, independently or with any commercial third party, that is in the same field as the research conducted under the alliance agreement. Consequently, these arrangements may have the effect of limiting the areas of research the Company may pursue, either alone or with others. The Company's strategic partners, however, may develop, either alone or with others, products that are similar to or competitive with the products that are the subject of the Company's collaborations with such partners. Competing products, either developed by a strategic partner or to which the strategic partner has rights, may result in the partner withdrawing financial and related support for the Company's product candidates, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     All of the Company's strategic alliance agreements are subject to termination under various circumstances. Each strategic partner has the right to terminate the research program it is funding (while maintaining rights and licenses to certain Company discoveries) should the Company fail to meet certain performance criteria specified in the relevant strategic alliance agreement. Certain of the Company's strategic alliance agreements provide that, upon expiration of a specified period after commencement of the agreement, its strategic partner has the right to terminate the agreement on short notice without cause. The termination of any strategic alliance could have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL CONFLICTS OF INTEREST

     The Company has established relationships with strategic partners, research collaborators and scientific advisors. Conflicts of interest could arise between the Company and these third parties which, depending upon the nature of such conflicts, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company relies on its strategic partners for support in its disease research programs and intends to rely on its strategic partners for preclinical evaluation and clinical development of its potential products and manufacturing and marketing of any products. Each of the Company's strategic partners is conducting multiple product development efforts within each disease area that is the subject of its strategic alliance with the Company. Generally, in each of its strategic alliances, the

Company's strategic partners may develop, either alone or with others, products that are similar to or competitive with the products that are the subject of the Company's collaborations with such partners. Competing products, either developed by a strategic partner or to which the strategic partner has rights, may result in the partner withdrawing financial and related support for the Company's product candidates, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has relationships with collaborators and scientific advisors at academic and other institutions, some of whom conduct research at the Company's request, particularly with respect to the Company's human genetics programs. These collaborators and scientific advisors are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. As a result, the Company has limited control over their activities and, except as otherwise required by its collaboration and consulting agreements, can expect only limited amounts of their time to be dedicated to the Company's activities.

INTENSE COMPETITION

     Millennium faces, and will continue to face, intense competition from organizations such as large pharmaceutical, biotechnology and diagnostic companies, as well as academic and research institutions and government agencies. The Company is subject to significant competition from organizations that are pursuing the same or similar technologies as those which constitute the Company's technology platform and from organizations that are pursuing pharmaceutical or diagnostic products that are competitive with the Company's potential products. Most of the organizations competing with the Company have greater capital resources, research and development staffs and facilities, and greater experience in drug discovery and development, obtaining regulatory approvals and pharmaceutical product manufacturing and greater marketing capabilities than the Company.

     In addition, research in the field of genomics is highly competitive. Competitors of the Company in the genomics area include, among others, public companies such as Genome Therapeutics Corporation, Human Genome Sciences, Inc., Incyte Pharmaceuticals, Inc., Myriad Genetics, Inc. and Sequana Therapeutics, Inc., as well as private companies and major pharmaceutical companies. Universities and other research institutions, including those receiving funding from the federally funded Human Genome Project, also compete with Millennium. A number of entities are attempting to rapidly identify and patent randomly sequenced genes and gene fragments, typically without specific knowledge of the function of such genes or gene fragments. In addition, certain other entities are pursuing a gene identification, characterization and product development strategy based on positional cloning. The Company's competitors may discover, characterize or develop important genes in advance of Millennium, which could have a material adverse effect on any related Millennium disease research program. The Company also faces competition from these and other entities in gaining access to DNA samples used in its research and development projects. The Company expects competition to intensify in genomics research as technical advances in the field are made and become more widely known.

     The Company relies on its strategic partners for support in its disease research programs and intends to rely on its strategic partners for preclinical evaluation and clinical development of its potential products and manufacturing and marketing of any products. Each of the Company's strategic partners is conducting multiple product development efforts within each disease area that is the subject of its strategic alliance with the Company. For example, Roche, with whom the Company is collaborating in the field of obesity, currently has a product for the treatment of obesity in late stage clinical trials. Generally, the Company's strategic alliance agreements do not restrict the strategic partner from pursuing competing development efforts. Any product candidate of the Company, therefore, may be subject to competition with a potential product under development by a strategic partner.

PATENTS AND PROPRIETARY RIGHTS; THIRD PARTY RIGHTS

     The Company's commercial success will depend in part on obtaining patent protection on gene discoveries and on products, methods and services based on such discoveries. The Company has more than 100 pending United States and foreign patent applications and has two issued United States patents. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including Millennium, are generally uncertain and involve complex legal and factual questions. There can be no assurance that any of the Company's pending patent applications will result in issued patents, that the Company will develop additional proprietary technologies that are patentable, that any patents issued to the Company or its strategic partners will provide a basis for commercially viable products or will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the ability of the Company to do business. In addition, patent law relating to the scope of claims in the technology fields in which the Company operates is still evolving. The degree of future protection for the Company's proprietary rights, therefore, is uncertain. Furthermore, there can be no assurance that others will not independently develop similar or alternative technologies, duplicate any of the Company's technologies, or, if patents are issued to the Company, design around the patented technologies developed by the Company. In addition, the Company could incur substantial costs in litigation if it is required to defend itself in patent suits brought by third parties or if it initiates such suits.

     The Company has applied for patent protection for novel genes, partial gene sequences ("ESTs") of novel genes and novel uses for known genes identified through its research programs. There is substantial uncertainty regarding the patentability of ESTs or full-length genes absent data demonstrating functional relevance. Based on recent technological advances in gene sequencing technology, a number of groups other than the Company are attempting to rapidly identify ESTs and full-length genes, the functions of which have not been characterized. Washington University, for example, is currently identifying ESTs through partial sequencing pursuant to funding provided by Merck & Co., Inc., and depositing the ESTs identified in a public database. The public availability of EST information prior to the time the Company applies for patent protection on a corresponding full-length gene could adversely affect the Company's ability to obtain patent protection with respect to such gene. To the extent any patents issue to other parties on such partial or full-length genes, the risk increases that the potential products and processes of the Company or its strategic partners may give rise to claims of patent infringement.

     Others may have filed and in the future are likely to file patent applications covering genes or gene products that are similar or identical to those of the Company. No assurance can be given that any such patent application will not have priority over patent applications filed by the Company. Any legal action against the Company or its strategic partners claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting the Company to potential liability for damages, require the Company or its strategic partner to obtain a license in order to continue to manufacture or market the affected products and processes. There can be no assurance that the Company or its strategic partners would prevail in any such action or that any license required under any such patent would be made available on commercially acceptable terms, if at all. The Company believes that there may be significant litigation in the industry regarding patent and other intellectual property rights. If the Company becomes involved in such litigation, it could consume a substantial portion of the Company's managerial and financial resources.

     There is substantial uncertainty concerning whether human clinical data will be required for issuance of patents for human therapeutics. If such data is required, the Company's ability to obtain patent protection could be delayed or otherwise adversely affected. Although the United States Patent and Trademark Office ("USPTO") issued new utility guidelines in July 1995 that address the requirements for demonstrating utility for biotechnology inventions, particularly for inventions relating to human therapeutics, there can be no assurance that USPTO examiners will follow such guidelines or that the USPTO's position will not change with respect to what is required to establish utility for gene sequences and products and methods based on such sequences. Furthermore, the enactment of the legislation implementing the General Agreement on Trade and Tariffs has resulted in certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of seventeen years from the date of grant. The new term of United States patents will commence on the date of issuance and terminate twenty years from the earliest effective filing date of the application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, a twenty-year term from the effective date of filing may result in a substantially shortened term of patent protection, which may adversely impact the Company's patent position. If this change results in a shorter period of patent coverage, the Company's business could be adversely affected to the extent that the duration and level of the royalties it is entitled to receive from its strategic partners is based on the existence of a valid patent.

     The Company relies upon trade secret protection for its confidential and proprietary information. The Company believes that it has developed proprietary technology for use in gene discovery, including proprietary genetic marker sets, proprietary software (including proprietary software for DNA sequence analysis and laboratory automation) and an integrated bioinformatics system. The Company has not sought patent protection for these technologies. In addition, the Company has developed a database of proprietary gene sequences which it updates on an ongoing basis. The Company has taken security measures to protect its data and continues to explore ways to further enhance the security for its data. There can be no assurance, however, that such measures will provide adequate protection for the Company's trade secrets or other proprietary information. While the Company requires employees, academic collaborators and consultants to enter into confidentiality agreements, there can be no assurance that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its trade secrets.

     The Company's academic collaborators have certain rights to publish data and information in which the Company has rights. While the Company believes that the limitations on publication of data developed by its collaborators pursuant to its collaboration agreements will be sufficient to permit the Company to apply for patent protection on genes in which it is interested in pursuing further research, there is considerable pressure on academic institutions to publish discoveries in the genetics and genomics fields. There can be no assurance that such publication would not affect the Company's ability to obtain patent protection for some genes in which it may have an interest.

     The Company is party to various license agreements which give it rights to use certain technologies in its research and development processes. There can be no assurance that the Company will be able to continue to license such technology on commercially reasonable terms, if at all. Failure by the Company to maintain rights to such technology could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTIES RELATING TO RETAINED COMMERCIALIZATION RIGHTS

     In each of its strategic alliances, Millennium has retained commercialization rights for the development and marketing of certain pharmaceutical and diagnostic products and services. The Company may seek to exploit these retained rights directly or may seek to develop certain retained rights through collaborations with others. To date, the Company has not initiated significant activities with respect to the exploitation of these retained commercialization rights. The value of these rights, if any, will be largely derived from the Company's gene identification and target validation efforts, the success of which is also uncertain. Even if the Company identifies and characterizes relevant disease genes, the exploitation of retained commercialization rights requires, in addition to capital resources, technological, product development, manufacturing, regulatory, marketing and sales resources that the Company does not currently possess. There can be no assurance that the Company will be able to develop or obtain such resources. To the extent that the Company is required to rely on third parties for these resources, such as Lilly for access to combinational chemistry libraries and high-throughput screening technology, failure to establish and maintain such relationships could have a material adverse effect on the Company's ability to realize value from its retained commercialization rights. If the Company seeks to exploit retained commercialization rights through joint ventures or strategic alliances, it may be required to relinquish material rights on terms that may not be favorable to the Company. No agreements concerning any such arrangements currently exist, and there can be no assurance that the Company will be able to enter into any such agreements on acceptable terms, if at all, or that the Company will be able to realize any value from its retained commercialization rights.

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

     Prior to marketing, any new drug developed by the Company and its strategic partners must undergo an extensive regulatory approval process in the United States and other countries. This regulatory process, which includes preclinical studies and clinical trials, and may include post-marketing surveillance, of each compound to establish its safety and efficacy, can take many years and require the expenditure of substantial resources. Data obtained from preclinical studies and clinical trials are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. The rate of completion of clinical trials is dependent upon, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in clinical trials may result in increased costs, program delays or both, which could have a material adverse effect on the Company. Delays or rejections may also be encountered based upon changes in United States Food and Drug Administration ("FDA") policies for drug approval during the period of product development and FDA regulatory review of each submitted new drug application ("NDA") in the case of new pharmaceutical agents, or product license application ("PLA") in the case of biologics. Similar delays also may be encountered in the regulatory approval of any diagnostic product and in obtaining regulatory approvals in foreign countries. Under current guidelines, proposals to conduct clinical research involving gene therapy at institutions supported by the National Institutes of Health ("NIH") must be approved by the Recombinant DNA Advisory Committee ("RAC") and the NIH. There can be no assurance that regulatory approval will be obtained for any drugs or diagnostic products developed by the Company or its strategic partners. Furthermore, regulatory approval may entail limitations on the indicated use of a drug. Because certain of the products likely to result from the Company's disease research programs involve the application of new technologies and may be based upon a new therapeutic approach, such products may be subject to substantial additional review by various government regulatory authorities and, as a result, regulatory approvals may be obtained more slowly than for products using more conventional technologies.

     Even if regulatory approval is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may have adverse effects on the Company's business, financial condition and results of operations, including withdrawal of the product from the market. Violations of regulatory requirements at any stage, including preclinical studies and clinical trials, the approval process or post-approval, may result in various adverse consequences to the Company, including the FDA's delay in approval or refusal to approve a product, withdrawal of an approved product from the market or the imposition of criminal penalties against the manufacturer and NDA or PLA holder. The Company has not submitted an investigational new drug application ("IND") for any product candidate, and no product candidate has been approved for commercialization in the United States or elsewhere. The Company intends to rely primarily on its strategic partners to file INDs and generally direct the regulatory approval process. No assurance can be given that the Company or any of its strategic partners will be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for any products. Failure to obtain required governmental approvals will delay or preclude the Company's strategic partners from marketing drugs or diagnostic products developed by the Company or limit the commercial use of such products and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. The Company is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any liability could exceed the resources of the Company.

ETHICAL, LEGAL AND SOCIAL IMPLICATIONS OF GENETIC DIAGNOSTIC TESTING

     The prospect of broadly available diagnostic tests which evaluate genetic predisposition to disease has raised issues regarding the appropriate utilization and the confidentiality of information provided by such testing. It is possible that discrimination by third party payors could occur through the raising of premiums by such payors to prohibitive levels, outright cancellation of insurance or unwillingness to provide coverage to patients shown to have a genetic predisposition to a particular disease. If insurance discrimination were to become a significant barrier to the acceptance of such diagnostic tests, the Company could experience a delay in diagnostic market penetration or a reduction in the size of the potential serviceable market. Similarly, employers could discriminate against employees with a genetic predisposition due to the increased risk of developing disease resulting in possible cost increases for health insurance and the potential for lost employment time. Finally, governmental authorities could, for social or other purposes, limit the use of genetic testing or prohibit testing for genetic predispositions to certain conditions. If efforts by the Company and others to mitigate potential discrimination are not successful, the Company could experience a delay or reduction in test acceptance, which could have a material adverse effect on the Company's or its strategic partners' ability to commercialize certain potential diagnostic products.

ATTRACTION AND RETENTION OF KEY EMPLOYEES

     The Company is highly dependent on the principal members of its management and scientific staff. The loss of services of any of these personnel could impede significantly the achievement of the Company's development objectives. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to the Company's success. There is intense competition among pharmaceutical and health care companies, universities and nonprofit research institutions for experienced scientists, and there can be no assurance that the Company will be able to attract and retain personnel on acceptable terms. Pursuant to the Lilly strategic alliance agreements in the atherosclerosis and oncology fields, Lilly has the right to suspend funded research programs under these agreements upon the termination of the employment of two or more specified employees of the Company without replacement reasonably acceptable to Lilly.

EXPANSION OF OPERATIONS; MANAGEMENT OF GROWTH

     The Company recently has significantly increased the scale of its operations to support the expansion of its disease research programs and its strategic alliances, including expansion due to the acquisition of ChemGenics in February 1997. The increase has included the hiring of a significant number of additional personnel. The Company currently employs 400 persons and plans to hire approximately 100 additional employees by the end of 1997. The resulting growth in personnel and facilities could place significant strains on the Company's management, operations and systems.

DEPENDENCE ON RESEARCH COLLABORATORS AND SCIENTIFIC ADVISORS

     The Company has relationships with collaborators at academic and other institutions who conduct research at the Company's request, particularly with respect to the Company's human genetics programs. Such collaborators are not employees of the Company. All of Millennium's consultants are employed by employers other than the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. As a result, the Company has limited control over their activities and, except as otherwise required by its collaboration and consulting agreements, can expect only limited amounts of their time to be dedicated to the Company's activities. The Company's ability to discover genes involved in human disease and commercialize products based on those discoveries may depend in part on continued collaborations with researchers at academic and other institutions. There can be no assurance that the Company will be able to negotiate additional acceptable collaborations with collaborators at academic and other institutions or that its existing collaborations will be successful.

     The Company's research collaborators and scientific advisors sign agreements which provide for confidentiality of the Company's proprietary information and results of studies. There can be no assurance, however, that the Company will be able to maintain the confidentiality of its technology and other confidential information in connection with every collaboration, and any unauthorized dissemination of the Company's confidential information could have an adverse effect on the Company's business.

UNCERTAINTY OF PHARMACEUTICAL PRICING, REIMBURSEMENT AND RELATED MATTERS

     The Company's business, financial condition and results of operations may be materially adversely affected by the continuing efforts of government and third party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, the Company expects that there will continue to be a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products and diagnostic tests. Cost control initiatives could decrease the price that the Company or any of its strategic partners receives for any products in the future and have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on the Company's strategic partners, the Company's ability to commercialize its products and to realize royalties may be adversely affected.

     The ability of the Company and any strategic partner to commercialize pharmaceutical or diagnostic products may depend in part on the extent to which reimbursement for the products will be available from government and health administration authorities, private health insurers and other third party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third party payors, including Medicare, increasingly are challenging the prices charged for medical products and services. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. There can be no assurance that any third party insurance coverage will be available to patients for any products discovered and developed by the Company or its strategic partners. If adequate coverage and reimbursement levels are not provided by government and other third party payors for the Company's products, the market acceptance of these products may be reduced, which may have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT LIABILITY EXPOSURE

     Clinical trials, manufacturing, marketing and sale of any of the Company's or its strategic partners' potential pharmaceutical products may expose the Company to liability claims from the use of such pharmaceutical products. The Company currently does not carry product liability insurance. There can be no assurance that the Company or its strategic partners will be able to obtain such insurance or, if obtained, that sufficient coverage can be acquired at a reasonable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products developed by the Company or its strategic partners. A product liability claim or recall could have a material adverse effect on the business or financial condition of the Company. While under certain circumstances the Company is entitled to be indemnified against losses by its strategic partners, there can be no assurance that this indemnification would be available or adequate should any such claim arise.

POTENTIAL ADVERSE EFFECT OF ANTI-TAKEOVER PROVISIONS

     Provisions of the Company's Restated Certificate of Incorporation (the "Restated Certificate") require that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. Special meetings of stockholders may be called only by the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Restated Certificate provides for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. The Company's Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. While the Company has no current intention to issue shares of Preferred Stock, any such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, any such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. Furthermore, the Company is subject to anti-takeover provisions of
Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an 'interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Company's Common Stock. These provisions, and other provisions of the Restated Certificate, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

POSSIBLE VOLATILITY OF STOCK PRICE

     The trading price of the Company's Common Stock could be subject to significant fluctuations in response to announcements of results of research activities, technological innovations or new commercial products by the Company or its competitors, changes in government regulations, regulatory actions, changes in patent laws, developments concerning proprietary rights, quarterly variations in operating results, litigation or other events. The stock market has from time to time experienced extreme price and volume fluctuations that have affected particularly the market prices for biotechnology companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

ABSENCE OF DIVIDENDS

     The Company has never paid dividends and does not intend to pay any dividends for the foreseeable future.

                                 USE OF PROCEEDS

     All of the Shares are being sold by the Selling Stockholders or by their pledgees, donees, transferees or other successors in interest, and the Company will not receive any proceeds from the sale of such Shares.

                            THE SELLING STOCKHOLDERS

     The following table sets forth the name and the number of shares of Common Stock beneficially owned by the Selling Stockholders as of the date of this Prospectus, the number of the shares to be offered by the Selling Stockholders or by their pledgees, donees, transferees or other successors in interest and the number and percentage of shares to be owned beneficially by the Selling
Stockholders assuming that all of the shares offered hereby by the      Selling
Stockholders or by their pledgees, donees, transferees or other successors in interest are sold as described herein. The Selling Stockholders include former officers and directors of ChemGenics, some of whom became employees of the Company upon the acquisition of ChemGenics. Except as provided below, none of the Selling Stockholders has had a material relationship with the Company within the past three years.


                            Number of
                            Shares of
                           Common Stock                                                 Percentage of
                           Beneficially        Number of         Number of Shares         Shares of
                              Owned            Shares of          of Common Stock          Common
Name of                      Prior to         Common Stock      Beneficially Owned       Stock Owned
Selling Stockholder        Offering(1)      Offered Hereby       After Offering(1)     After Offering
-------------------        -----------      ---------------      -----------------     --------------
Michael I. Barach                  1,696               1,696                      0                 0%
Jeff Becker (2)                   42,732              14,244                 28,488                 *
Geoffrey L. Berger                   390                 390                      0                 0
Brian Berkowitz                    5,935               5,935                      0                 0
Lauren Berkowitz                   5,935               5,935                      0                 0
Barry A. Berkowitz               280,818             280,818                      0                 0
Neill H. Brownstein                6,783               6,783                      0                 0
Robert H. Buescher                 2,249               2,249                      0                 0
William T. Burgin                 10,175              10,175                      0                 0
Earl Christopher                   3,044               3,044                      0                 0
The Chvisuk Family
 Limited Partnership,
 A Massachusetts
 Limited Partnership(3)              950                 950                      0                 0
Richard R. Davis                   2,595               2,595                      0                 0
Richard Diamond (4)                4,036               1,187                  2,849                 *
Jack E. Edwards (5)                7,240               1,187                  6,053                 *
Julia Feldman                      2,374               2,374                      0                 0



                            Number of
                            Shares of
                           Common Stock                                                 Percentage of
                           Beneficially        Number of         Number of Shares         Shares of
                              Owned            Shares of          of Common Stock          Common
Name of                      Prior to         Common Stock      Beneficially Owned       Stock Owned
Selling Stockholder        Offering(1)      Offered Hereby       After Offering(1)     After Offering
-------------------        -----------      ---------------      -----------------     --------------
Gerald Fink (6)                   66,946              18,992                 47,954                 *
Jennifer Fink                      2,374               2,374                      0                 0
Christopher Gabrieli              23,985              23,985                      0                 0
Rex. T. Gallagher, Ph.D.           2,374               2,374                      0                 0
Barbara M. Henagan                 2,113               2,113                      0                 0
G. Felda Hardymon                  7,780               7,780                      0                 0
Weidong Jiang                      1,496               1,496                      0                 0
Yigal Koltin (7)                  53,652              14,244                 39,408                 *
Robert D. Lindsay                  1,556               1,556                      0                 0
David Q. Liu                         357                 357                      0                 0
Daniel S. Martin                   1,357               1,357                      0                 0
Michael S. Mathews                 1,357               1,357                      0                 0
R.W. Morgan (8)                   15,824               1,221                 14,603                 *
N. Ron Morris (9)                  4,629               1,187                  3,442                 *
Koji Nakanishi (10)                 4,154               1,187                  2,967                 *
Spencer Olson                         48                  48                      0                 0
Barbara Perlo                         48                  48                      0                 0
Scott Reeves                          48                  48                      0                 0
Phillips Robbins (11)             14,244               4,748                  9,496                 *
Robert Morgan CPA
Profit Sharing Plan                2,849               2,849                      0                 *
David Rothstein (12)               4,370               2,707                  1,663                 *
Thomas F. Ruhm                       584                 584                      0                 0
J. Robert Scott, Inc.              3,168               3,168                      0                 0
Alexander Slutsky, Ph.D.             475                 475                      0                 0



                            Number of
                            Shares of
                           Common Stock                                                 Percentage of
                           Beneficially        Number of         Number of Shares         Shares of
                              Owned            Shares of          of Common Stock          Common
Name of                      Prior to         Common Stock      Beneficially Owned       Stock Owned
Selling Stockholder        Offering(1)      Offered Hereby       After Offering(1)     After Offering
-------------------        -----------      ---------------      -----------------     --------------
Gary Takata                         4,070              4,070                      0                 0
Bill Timberlake (13)               90,686              4,748                 85,938                 *
Jerry Weisbach, Ph.D.
(14)                               21,366              7,122                 14,244                 *
Ward W. Woods, Jr.                  3,891              3,891                      0                 0
American Home
Products Corporation (15)         197,834            197,834                      0                 0
Bessemer Venture
Partners III L.P. (16)            701,254            701,254                      0                 0
Brimstone Island Co.
L.P.                               10,175             10,175                      0                 0
Comdisco, Inc. (17)               244,525             36,421                208,104                 *
Gilde Investment Fund
B.V.                                3,538              3,538                      0                 0
Morgan Holland Fund
II, L.P. (18)                     350,227            350,227                      0                 0
Pfizer, Inc. (19)                 640,980            640,980                      0                 0
PerSeptive Biosystems,
Inc. (20)                       1,612,582          1,612,582                      0                 0
Technology Leaders L.P.           361,795            361,795                      0                 0
Technology Leaders
Offshore C.V.                     413,092            413,092                      0                 0
Hoffmann La Roche Ltd
(21)                            2,271,645            500,000              1,771,645               6.2
Imperial Bancorp                   17,883             17,883                      0                 0%

-----------------------

(1) The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after May 31, 1997 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that such Selling Stockholder is a direct or indirect beneficial owner of such shares. The Selling Stockholders have sole voting power and investment power with respect to all shares of capital stock listed as owned by the Selling Stockholders.

(2) Includes 28,488 shares of Common Stock which Mr. Becker has the right to acquire within 60 days of May 31, 1997 upon exercise of stock options.

(3) Subsequent to the date of this Prospectus, the Shares held by the Chvisuk Family Limited Partnership, a Massachusetts Limited Partnership, may be distributed to Gregory S. Chvisuk, the General Partner and a Limited Partner, Theresa A. Chvisuk, a Limited Partner and L. Michael Bogert as custodian for Katherine Patricia Bogert under the Massachusetts Uniform Transfers to Minors Act.

(4) Includes 2,849 shares of Common Stock which Mr. Diamond has the right to acquire within 60 days of May 31, 1997 upon exercise of stock options.

(5) Includes 6,053 shares of Common Stock which Mr. Edwards has the right to acquire within 60 days of May 31, 1997 upon exercise of stock options.

(6) Includes 47,954 shares of Common Stock which Dr. Fink has the right to acquire within 60 days of May 31, 1997 upon exercise of stock options.

(7) Includes 39,408 shares of Common Stock which Dr. Koltin has the right to acquire within 60 days of May 31, 1997 upon exercise of stock options.

(8) Includes 14,603 shares of Common Stock which Mr. Morgan has the right to acquire within 60 days of May 31, 1997 upon exercise of stock options.

(9) Includes 3,442 shares of Common Stock which Mr. Morris has the right to acquire within 60 days of May 31, 1997 upon exercise of stock options.

(10) Includes 2,967 shares of Common Stock which Mr. Nakanishi has the right to acquire within 60 days of May 31, 1997 upon exercise of stock options.

(11) Includes 9,496 shares of Common Stock which Mr. Robbins has the right to acquire within 60 days of May 31, 1997 upon exercise of stock options.

(12) Includes 1,663 shares of Common Stock which Mr. Rothstein has the right to acquire within 60 days of May 31, 1997 upon exercise of stock options.

(13) Includes 85,938 shares of Common Stock which Mr. Timberlake has the right to acquire within 60 days of May 31, 1997 upon exercise of stock options.

(14) Includes 14,244 shares of Common Stock which Dr. Weisbach has the right to acquire within 60 days of May 31, 1997 upon exercise of stock options.

(15) American Home Products Corporation and the Company are parties to two strategic alliance agreements in certain of the Company's disease research programs.

(16) Subsequent to the date of this Prospectus, the Shares held by Bessemer Venture Partners III L.P. may be distributed to Deer III and Co. LLC and Bessemer Ventures, Inc., the General Partners of Bessemer Venture Partners III L.P.


(17) Includes 208,104 shares of Common Stock which CDC Realty, Inc.,a wholly-owned subsidiary of Comdisco Inc.("Comdisco"), has the right to acquire within 60 days of May 31, 1997 upon exercise of outstanding warrants. Comdisco and the Company are parties to an equipment lease financing agreement.

(18) Subsequent to the date of this Prospectus, the Shares held by Morgan Holland Fund II, L.P. may be distributed to the following Limited and General Partners of Morgan Holland Fund II, L.P.: Abbott Capital Management, LP, as Investment Manager for Utah State Retirement Systems; Center Corp.; Co-operative Insurance Society Limited; Colorado Public Employees Retirement Association; Delaware State Employees Pension Fund; FMC Corporation; HLM Partners III, LP; Honeywell, Inc.; Howard Hughes Medical Institute; John Hancock Venture Capital Fund; Kansas Public Employees Retirement Association; Metropolitan Life Insurance Co.; Michigan Dept. of Treasury; Morgan, Holland Partners II, L.P.; PACUS (UK) Ltd; Pension Reserves Investment Trust Capital Fund, MA; Testa, Hurwitz & Thibeault; Travelers Indemnity Co.; Travelers Insurance Co.; Travelers Life & Annuity Co.; University of Notre Dame; YMCA Retirement Fund; Daniel
     J. Holland; Delaware State Employees Pension Fund; Edwin M. Kania, Jr,; Foster L. Aborn; James F. Morgan; John A Delahanty; Joseph T. McCullen, Jr.; Richard J. Testa; Robert C. Seamans, Jr.; Robert G. Stone, Jr.; and Stephen J. Ricci.

(19) Pfizer, Inc. and the Company are parties to a strategic alliance agreement in one of the Company's disease research programs.

(20) PerSeptive Biosystems Inc. ("PBIO") and the Company are parties to certain agreements pursuant to which a substantial equity interest was exchanged for certain present and future rights to PBIO's patents, technology and prototype equipment.

(21) Michael Steinmetz, Vice President, Preclinical Research and Development of Hoffmann-La Roche, Inc. an affiliate of Hoffmann-La Roche Ltd., served as a director of the Company from 1994 until May 1997.


                              PLAN OF DISTRIBUTION


     The Selling Stockholders have advised the Company that the Shares covered hereby may be offered and sold by the Selling Stockholders, or by their pledgees, donees, transferees or other successors in interest, from time to time in private or public transactions, in transactions involving principals, in transactions involving brokers, or by any other lawful methods. Sales through brokers may be made by any method of trading authorized by any stock exchange on which the Shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the Shares covered by this Prospectus, either as agents for others or as principals for their own accounts, and reselling such Shares pursuant to this Prospectus. Sales of Shares are, in general, expected to be made at the market price prevailing at the time of each such sale; however, prices in negotiated transactions may differ considerably. The Selling Stockholders have advised the Company that they do not anticipate paying any consideration other than usual and customary broker's commissions in connection with sales of the Shares. The Selling Stockholders and their pledgees, donees, transferees and successors in interest are acting independently of the Company in making decisions with respect to the timing, manner and size of each sale.

     In offering the Shares covered by this Prospectus, the Selling Stockholders and their pledgees, donees, transferees and successors in interest and any broker-dealers who execute sales for such Selling Stockholders or their pledgees, donees, transferees and successors in interest may be considered to be "underwriters" within the meaning of the Securities Act, and any profits realized by the Selling Stockholders or their pledgees, donees, transferees and successors in interest and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

     The Company has agreed to indemnify in certain circumstances the Selling Stockholders and any underwriter and certain control and other persons related to the foregoing persons against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed with the holders of the Acquisition Shares to keep the Registration Statement of which this Prospectus constitutes a part effective until the earliest of (i) February 10, 1999; (ii) the date on which all of the Acquisition Shares have been sold; or (iii) the first date on which all of the Acquisition Shares may be sold without registration pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Act") within a three-month period. The Company intends to de-register any of the Acquisition Shares not sold at the end of such period.

                                  LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for the Company by Hale and Dorr LLP, a limited liability partnership including professional corporations, 60 State Street, Boston, Massachusetts 02109.


                                     EXPERTS

     The financial statements of Millennium Pharmaceuticals, Inc. incorporated by reference in Millennium Pharmaceuticals, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements and schedules for ChemGenics Pharmaceuticals Inc. incorporated by reference in the Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION OF AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE HEREOF.

                                 ---------------

                                TABLE OF CONTENTS
                                                    PAGE
                                                    ----

Available Information........................        _
Incorporation of Certain Documents
    By Reference.............................        _
Special Note Regarding Forward-Looking
  Information................................        _
The Company..................................        _
Risk Factors.................................        _
Use of Proceeds..............................        _
The Selling Stockholders.....................        _
Plan of Distribution.........................        _
Legal Matters................................        _
Experts......................................        _





================================================================================




                        MILLENNIUM PHARMACEUTICALS, INC.


                                5,301,571 SHARES
                                  COMMON STOCK






                                 --------------

                                   PROSPECTUS

                                 --------------




                                 ________, 1997




================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Company. All amounts shown are estimates except the Securities and Exchange Commission registration fee.


Filing Fee - Securities and Exchange           $24,400
    Commission
Legal fees and expenses of the                  25,000
    Company
Accounting fees and expenses                    10,000
Blue Sky fees and expenses                          --
Printing expenses                                   --
Miscellaneous expenses                           5,600

Total Expenses                                 $65,000
                                               =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Nine of the Registrant's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

     Article Nine of the Registrant's Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a Director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     The Company maintains a general liability insurance policy which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 16.  LIST OF EXHIBITS.

4.1*     Specimen stock certificate for shares of common stock, $.001 par value, of the Company

5        Opinion of Hale and Dorr LLP.

23.1     Consent of Hale and Dorr LLP, included in Exhibit 5 filed herewith.

23.2     Consent of Ernst & Young LLP.

23.3     Consent of Arthur Andersen LLP.

24       Power of Attorney (See page II-5 of this Registration Statement).

------------------

* Incorporated by reference from the Company's Form S-1 Registration Statement (File No. 333-2490).

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

     (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Corporation pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this 30th day of May, 1997.


                                           MILLENNIUM PHARMACEUTICALS, INC.



                                           By: /s/ Mark J. Levin
                                              ---------------------------
                                               Mark J. Levin
                                               Chief Executive Officer


                                POWER OF ATTORNEY


     We, the undersigned officers and directors of Millennium Pharmaceuticals, Inc., hereby severally constitute Mark J. Levin and Steven H. Holtzman, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Millennium Pharmaceuticals, Inc. to comply with the provisions of the Securities Act and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.



Signature                  Title                                   Date
---------                  -----                                   ----


/s/ Mark J. Levin          Chief Executive Officer and Director    May 30, 1997
------------------------   (Principal Executive Officer)
Mark J. Levin

/s/ Steven H. Holtzman     Chief Business Officer (Principal       May 30, 1997
------------------------   Financial Officer)
Steven H. Holtzman

/s/ Peter J. Courossi      Director of Finance (Principal          May 30, 1997
------------------------   Accounting Officer)
Peter J. Courossi

/s/ Joshua Boger           Director                                May 30, 1997
------------------------
Joshua Boger, Ph.D.

/s/ Eugene Cordes          Director                                May 30, 1997
------------------------
Eugene Cordes, Ph.D.

/s/ A. Grant Heidrich,III  Director                                May 30, 1997
------------------------
A. Grant Heidrich, III

/s/ William W. Helman      Director                                May 30, 1997
------------------------
William W. Helman

/s/ Raju Kucherlapati      Director                                May 30, 1997
------------------------
Raju Kucherlapati, Ph.D.

/s/ Eric S. Lander         Director                                May 30, 1997
------------------------
Eric S. Lander, Ph.D.
